# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SMART SHARE GLOBAL LIMITED, CIK 0001834253
CUSIP: 83193E102
Title of class of securities: Class A Ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Date of event which requires filing of this statement: 01/16/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001650757

## Reporting persons
- Advantech Capital L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the Reporting Persons.
- Beautyworks Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the Reporting Persons.
- Advantech Master Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the Reporting Persons.
- Advantech Capital Partners Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the Reporting Persons.

## Item 1. Issuer
Name of issuer: SMART SHARE GLOBAL LIMITED
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China, 200335

## Item 2. Person Filing
Name of person filing:
Advantech Capital L.P.

Beautyworks Investment Limited

Advantech Master Investment Limited

Advantech Capital Partners Ltd.
Address of principal business office or, if none, residence:
Advantech Capital L.P.: One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

Beautyworks Investment Limited: the same

Advantech Master Investment Limited: the same

Advantech Capital Partners Ltd.: the same
Citizenship:
Advantech Capital L.P.: Cayman Islands

Beautyworks Investment Limited: the same

Advantech Master Investment Limited: the same

Advantech Capital Partners Ltd.: the same

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Advantech Capital L.P.: /s/ Yan Yang, Yan Yang/Authorized Signatory (02/26/2025)
- Beautyworks Investment Limited: /s/ Yan Yang, Yan Yang/Authorized Signatory (02/26/2025)
- Advantech Master Investment Limited: /s/ Yan Yang, Yan Yang/Director (02/26/2025)
- Advantech Capital Partners Ltd.: /s/ Yan Yang, Yan Yang/Authorized Signatory (02/26/2025)